ROYALTY AGREEMENT

This ROYALTY AGREEMENT (the "Agreement") is made effective as of October 1, 2000 (the "Closing Date" ) by and between SELECT THERAPEUTICS INC., a Delaware corporation ("Select"), SIERRA DIAGNOSTICS, INC., a California corporation ("Sierra"), and SIERRA DIAGNOSTICS, LLC, a California limited liability company ("Sierra LLC").

     Article 1 RNA/DNA Protect Shop Rights Licensing.

          1.1 Sierra hereby grants to Select a nonexclusive, nontransferable, royalty-free license to sublicense shop rights for RNA/DNA Protect to third parties. Any such sublicenses granted by Select shall be with such sublicensee(s), and pursuant to the terms of a written sublicense agreement(s) between Select and its sublicensee(s), as are approved by Sierra, which approval shall not be unreasonably withheld or delayed. This license granted to Select shall expire on the date of payment in full of all amounts owing under the that certain Acquisition Promissory Note dated as of the Closing Date naming Select as payee and Sierra Diagnostics, LLC, a California limited liability company, as payor (the " Expiration Date"); provided that such expiration shall not negate or otherwise affect rights of Select or sublicensee(s) granted pursuant to sublicense agreements entered into before the Expiration Date. Select shall pay to Sierra 50% of all royalty payments it actually receives from its sublicensee(s) within 10 days after Select's actual receipt of each such payment, regardless whether the payment is received before or after the Expiration Date.

          1.2 Sierra shall pay to Select 50% of any royalty payments Sierra receives pursuant to the terms of any RNA/DNA Protect shop right licenses which Sierra may grant to third parties after the Closing Date and before the Expiration Date. Such payments shall be made to Select within 10 days after Sierra's actual receipt of each such payment, regardless whether the payment is received before or after the Expiration Date. Select's right to share in royalty payments under this Section 1.2 shall not apply to any royalty payments received by Sierra pursuant to RNA/DNA Protect shop right licenses entered into by Sierra after the Expiration Date.

     Article 2 Perpetual Net Sales Royalty to Select.

          2.1 Sierra shall pay to Select a royalty equal to six percent (6%) of the amount of SDI Net Sales (defined below) in excess of U.S.$650,000 per calendar year, for calendar years beginning after 2000 (the "Net Sales Royalty"). Such payment shall be made by Sierra to Select within 60 days after the end of each such calendar year; provided that in the event that at such time during any calendar year as Sierra generates SDI Net Sales in excess of U.S.$650,000, Sierra thereafter for the balance of such year shall commence making such royalty payments on a quarterly basis, and payments shall be due within 15 days after the end of each quarter. Select shall be entitled to receive the Net Sales Royalty on a perpetual basis except as otherwise provided in Article 3 below.

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          2.2 "SDI Net Sales" means sums actually received by Sierra after the
     Closing Date from sales or licensing by Sierra of Current SDI Products, excluding trade or quantity discounts actually allowed, sales commissions actually paid or allowed, sales, use, excise or other taxes paid or accrued, transportation, packing and shipping charges actually paid, and amounts actually repaid or credited by reason of rejections, returns, refunds or warranties; provided that SDI Net Sales shall not include licensing revenues from RNA/DNA Protect shop right licenses for which Select is entitled to receive a 50% share pursuant to Article 1 above.

          2.3 "Current SDI Products" mean RNA/DNA Protect and Gonostat products manufactured pursuant to one or more of the patents attached as Exhibit A to this Royalty Agreement. Current SDI Products shall also mean Derivative Products of RNA/DNA Protect and Derivative Products of Gonostat. Current SDI Products shall in no event include products developed or acquired after the Closing Date. "Derivative Products" means products which use technology or intellectual property which would infringe upon the Scheduled Patents if produced or sold by a third party. Current SDI Products shall in no event include products developed or acquired by Sierra after the date of this Note which are not Derivative Products.

     Article 3 Termination of Net Sales Royalty.

          3.1 Select's right to receive the Net Sales Royalty shall terminate if
     (i) there is a Change in Control (defined below), and (ii) within thirty
     (30) days after the date of the Change in Control, Sierra or Sierra LLC (a) provide to Select a written notice electing to terminate the Net Sales Royalty (the "Termination Notice"), and (b) simultaneously with delivery of the Termination Notice, pays to Select the Royalty Termination Payment (defined below).

          3.2 By way of clarification of Section 3.1, in the event Select's right to receive the Net Sales Royalty is duly terminated, Select shall be entitled to receive Net Sales Royalties only on SDI Net Sales made through the date it receives the Termination Notice and the Royalty Termination Payment under Section 3.1 (excluding any portions of the Royalty Termination Payment which may be deferred in accordance with the terms of
     Section 3.4(b)), but shall not be entitled to receive any Net Sales Royalties on SDI Net Sales made after that date. For purposes of this
     Section 3.2, SDI Net Sales shall be deemed to have been "made" (a) with respect to a product sale, on the date that Sierra accepts the purchase order for the product generating the SDI Net Sale, subject to the condition subsequent that the product is shipped, and (b) with respect to a licensing payment, on the date that Sierra's right to receive such payment accrues; provided that Sierra shall in no event be obligated to pay any Net Sales Royalty under Article 2 before SDI Net Sales payments are actually received by Sierra.

          3.3 "Change in Control" means any consolidation, merger or reorganization of Sierra LLC or Sierra with or into any other corporation or other business entity (except of Sierra into Sierra LLC or of Sierra into a wholly-owned subsidiary of Sierra or Sierra LLC), or the merger of any other person or entity into Sierra LLC or Sierra, or a sale, conveyance or disposition of all or substantially all of the assets of Sierra LLC or Sierra, or a sale by Sierra LLC of any of the outstanding voting stock of Sierra. Sierra shall give Select written notice of Change


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in Control and the amount of Gross Sale Proceeds (defined below) within three
(3) days after any Change in Control

          3.4

               (a) "Royalty Termination Payment" means six percent (6%) of the Gross Sale Proceeds (defined below) paid in the Change in Control transaction to which the Termination Notice relates; provided that in no event shall the Royalty Termination Payment be less than Seven Hundred Fifty Thousand United States Dollars (U.S.$750,000.00).

               (b) If Gross Sale Proceeds are payable in installments or their receipt is otherwise deferred pursuant to the terms of such Change in Control transaction, then any 6% portion of such deferred proceeds payable to Select under this Article 3 shall be paid to Select at Sierra LLC's election either (a) as such deferred payments are received (notwithstanding the terms of Section 3.1 above otherwise requiring that payments accompany the Termination Notice) or (b) on the date of the Termination Notice in an amount equal to 6% of the present fair market value of such deferred payments as mutually agreed by Select and Sierra LLC.

               (c) If Gross Sale Proceeds are received in a form other than cash pursuant to the terms of such Change in Control transaction, and if the terms of Section 3.4(b) do not apply, then any 6% portion of such non-cash proceeds payable to Select under this Article 3 shall be paid to Select at Select's election either (x) in-ki nd or (y) in cash equal to the present fair market value of such non-cash proceeds as mutually agreed by Select and Sierra LLC.

               (d) In the event that the parties are unable to mutually agree on any present fair market value amount to be determined under Section 3.4(b) or (c), the determination shall be made by an accountant employed by a United States-based nationally recognized accounting firm appointed jointly by Select and Sierra LLC, with the fees of such accountant shared equally by Select and Sierra LLC (or, if they are unable to jointly agree on an appointee, by the presiding judge of the Superior Court of the State of California in and for the City and County of San Francisco).

          3.4 "Gross Sale Proceeds" means the aggregate total consideration of every description payable to Sierra and Sierra LLC and their respective shareholders and members pursuant to the terms of the Change in Control transaction to which the Termination Notice relates, including such cash, securities and installment obligation payments which are contingent, but expressly excluding such commercially reasonable amounts payable for or in consideration of employment and/or consulting services from shareholders or members of Sierra or Sierra LLC pursuant to written agreements entered into by them at the closing of and pursuant to the terms of such Change in Control transaction.

     Article 4 Miscellaneous.

          4.1 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by


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     reputable overnight courier or mailed by registered or certified mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice to the other parties pursuant to this provision):

               (a) if to Sierra or Sierra LLC, at:

                   c/o Sierra Diagnostics, Inc.
                   (or Sierra Diagnostics, LLC)
                   21109 Longeway, #C
                   Sonora, California 95370
                   Attn: Mr. Tony K. Baker

                   with a copy to:

                   Jeffrey B. Detwiler, Esq.
                   Dudnick Detwiler, Rivin & Stikker, LLP
                   351 California Street, 15th Floor
                   San Francisco, California 94104

               (b) if to Select, at:

                   Select Therapeutics Inc.
                   50 O'Connor Street - Suite 300
                   Ottawa, Ontario KlP 6L2
                   CANADA
                   Attn:  Mr. Robert Bender, Chairman

                   with a copy to:

                   Richard G. Klein, Esq.
                   Hofheimer Gartlir & Gross, LLP
                   530 Fifth Avenue
                   New York, New York 10036

          4.2 No Assignment. This Agreement may not be assigned by Sierra or Sierra LLC, and Sierra's obligations hereunder may not be assumed, without the prior written consent of Select; provided that Select hereby consents to the assignment of this Agreement to (a) Sierra LLC in conjunction with Sierra LLC's planned liquidation of Sierra as contemplated by Section 5.4 of that certain Stock Purchase Agreement between Sierra LLC and Select with an effective date of October 1, 2000, and (b) an acquirer of all or substantially all of the assets of Sierra (or of Sierra LLC following the liquidation referenced in clause (a)), provided that such assignee agrees in a writing delivered to Select that it shall be liable to Select for all obligations of Sierra to Select created under or contemplated by this Agreement. Upon any assignment and assumption by Sierra LLC under clause
     (a), Sierra LLC hereby agrees that it shall be liable to Select for all obligations of Sierra to Select created under or contemplated by this Agreement.


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          4.3 Entire Agreement. This Agreement contains, and is intended as, a complete statement of all the terms of the agreements among the parties with respect to the matters provided for, supersedes any previous agreements and understanding among the parties with respect to those matters, and cannot be changed or terminated except by a writing signed by the parties.

          4.4 Governing Law; Consent to Jurisdiction and Service of Pro-cess. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York applicable to contracts entered into and to be performed entirely within New York. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the State of New York and each party waives any objection which such party may now or hereafter have to the laying of venue of any such action, suit or proceeding and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given by registered or certified mail, return re-ceipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. If for any reason such service of process by mail is ineffective, then each party shall be deemed to have appointed its attorney as designated in Section 4.1 as such party's authorized agent to accept and acknowledge on such party's behalf service of any and all process which may be served in any such action, suit or proceeding. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than New York.

          4.5 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

          4.6 Facsimile/Counterparts. This Agreement may be


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     executed by facsimile, and may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          4.7 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          4.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          4.9 Attorneys' Fees. In the event of a dispute arising under this Agreement or with respect to the Acquisition, the prevailing party shall be entitled to recover its reasonable attorneys' fees and court costs, with any such fees and costs incurred in enforcing any judgement or award and upon appeals recoverable as a separate item of costs.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELECT THERAPEUTICS INC.                      SIERRA DIAGNOSTICS, INC.



By:                                           By:
   ------------------------------                 ------------------------------
   Robert Bender, President                       Tony K. Baker, President


                                              SIERRA DIAGNOSTICS, LLC



                                              By:
                                                  ------------------------------
                                                  Tony K. Baker, Manager


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